                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------


                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                NTS-PROPERTIES V
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E308
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee


                TRANSACTION VALUATION: $920,000                                 AMOUNT OF FILING FEE
4,000 LIMITED PARTNERSHIP INTERESTS AT $230.00 PER INTEREST (a)                      $184.00 (b)

         (a)      Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.

  |X|    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:                                                    $92.00
         Form or Registration No.:                                                  Schedule TO
         Filing Party:                                                          See Filing Persons listed above
         Date Filed:                                                            August 13, 2001

  | |    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X|      third-party tender offer subject to rule 14d-1.
         -        issuer tender offer subject to rule 13e-4.
         -        going private transaction subject to Rule 13e-3.
         -        amendment to Schedule 13D under rule 13d-2.





Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


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



     This Amendment No. 4 dated November 9, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on August 13, 2001 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2000 Interests (the "Offer") in NTS-Properties V, a Maryland limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on August 27, 2001, Amendment No. 2 on September 27, 2001 and Amendment No. 3 on October 30, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment constitutes the fourth amendment to the Original Statement by notifying limited partners that: (i) the date the Offer is scheduled to expire is being extended from November 13, 2001 to December 13, 2001; and (ii) the number of Interests the Offeror is willing to purchase in the Offer has been increased from 2,000 to 4,000. The notice is included as Exhibit (a)(1)(viii) to this Amendment No. 4.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

     (a)(1)(viii) Notice sent by the Partnership to Limited Partners dated November 9, 2001.





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




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2001               ORIG, LLC, a Kentucky limited liability
                                      company.


                                      By:    /s/ J. D. NICHOLS
                                             -----------------------------------
                                             J.D. Nichols, Manager


                                      /s/ J. D. NICHOLS
                                      ------------------------------------------
                                             J. D. Nichols, individually


                                      /s/ BRIAN F. LAVIN
                                      ------------------------------------------
                                             Brian F. Lavin, individually










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



                                    EXHIBITS

  Exhibit
  Number           Description
  ------           -----------
(a)(i)(viii)       Notice sent by the Partnership to Limited Partners dated
                   November 9, 2001.










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